                          ACCESS PHARMACEUTICALS, INC.
                        2600 Stemmons Freeway, Suite 176
                               Dallas, Texas 75207
                                 (214) 905-5100

June 10, 2005


VIA EDGAR AND FACSIMILE (202) 772-9217

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Albert Lee

        Re:    Access Pharmaceuticals, Inc.
               Registration Statement on Form S-1 (File No. 333-125349)

Dear Mr. Lee:

        Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the "Act"), the undersigned registrant (the "Registrant") hereby requests that the effectiveness of the above-captioned registration statement filed under the Act (the "Registration Statement") be accelerated so that the Registration Statement may become effective at 10:00 A.M., EASTERN TIME, ON TUESDAY, JUNE 14, 2005, or as soon thereafter as practicable.

        The Registrant hereby acknowledges to the United States Securities and Exchange Commission (the "Commission") that (a) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact our counsel John J. Concannon III of Bingham McCutchen LLP at 617-951-8000 with any questions.

                        [Signatures immediately follow.]

                             Very truly yours,


                             ACCESS PHARMACEUTICALS, INC.

                             By:    /s/ Stephen B. Thompson
                                -----------------------------------------------
                             Name:  Stephen B. Thompson
                             Title: Vice President, Chief Financial Officer and
                                    Treasurer